EXHIBIT 3.4
EARLY WARNING REPORT UNDER

Section 101 of the Securities Act (Ontario)
and similar provisions of other applicable securities legislation

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a)	the name and address of the offerors:

Vedanta Resources plc (“Vedanta”)
16 Berkeley Street
London, U.K.
W1J 8DZ

Welter Trading Limited (“Welter”)
28 Oktovriou
205 Louloupis Court, 1st Floor
P.C. 3035 Limassol, Cyprus

(b)
the designation and number or principal amount of securities and the offerors’ securityholding percentage in the class of securities of which the offerors acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On August 23, 2006, Vedanta acquired a controlling interest in Sterlite Gold Ltd. (“Sterlite Gold”). Vedanta entered into a share purchase agreement dated June 12, 2006 with Volcan Investments Limited (“Volcan”) and Welter (the “SPA”), pursuant to which it acquired, effective August 23, 2006, through its wholly-owned subsidiary Welter, the entire issued share capital of Twin Star International Limited (“TSI”), the holder of 146,039,658 common shares of Sterlite Gold representing approximately 55% of Sterlite Gold’s issued and outstanding common shares for C$37.68 million in cash (the “TSI Acquisition”), representing an imputed price of C$0.258 per underlying Sterlite Gold common share. Prior to the TSI Acquisition, neither Vedanta nor Welter owned or exercised control over any common shares of Sterlite Gold. However, Volcan owns 53.76% of the ordinary shares of Vedanta and previously owned 100% of the shares of TSI. A press release in respect of the TSI Acquisition and other matters in the form attached as Schedule A was issued on August 25, 2006.

(c)
the designation and number or principal amount of securities and the offerors’ securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

Immediately after the TSI Acquisition, Vedanta and Welter exercise control over 146,039,658 common shares of Sterlite Gold, representing approximately 55% of Sterlite Gold’s issued and outstanding common shares.

(d)
the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which (i) the offerors, either alone or together with any joint actors, have ownership and control, (ii) the offerors, either alone or together with any joint actors, have ownership but control is held by other persons or companies other than the offerors or any joint actor, and (iii) the offerors, either alone or together with any joint actors, have exclusive or shared control but do not have ownership:

Vedanta and Welter, together with TSI, own and exercise control over 146,039,658 common shares of Sterlite Gold, representing approximately 55% of Sterlite Gold’s issued and outstanding common shares.

(e)	the name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable.

(f)
the purpose of the offerors and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

On June 13, 2006, Vedanta announced its intention to make a full cash offer for Sterlite Gold for a total consideration of C$68.45 million, representing a price of C$0.258 per Sterlite Gold common share. As part of this transaction, Vedanta entered into the SPA on June 12, 2006 and, through its wholly-owned subsidiary Welter, completed the TSI Acquisition on August 23, 2006. On August 25, 2006, Vedanta mailed to Sterlite Gold shareholders a take-over bid circular and offer to purchase (the “Offer to Purchase and Circular”). The offer to purchase (the “Offer”) is being made, through Vedanta’s wholly-owned subsidiary TSI, for all of the outstanding common shares of Sterlite Gold not already owned by TSI and its affiliates at an offer price of C$0.258 in cash per common share.

(g)
the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offerors, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Share Purchase Agreement

On August 23, 2006, in accordance with the terms of the SPA, Vedanta, through its wholly-owned subsidiary Welter, acquired the entire issued share capital of TSI, the holder of 146,039,658 common shares of Sterlite Gold representing approximately 55% of Sterlite Gold’s issued and outstanding common shares, for consideration of C$37,680,000 in cash, representing an imputed price of C$0.258 per underlying common share. The SPA contains, among other things, a number of customary representations, warranties and indemnities.

Support Agreement

On June 12, 2006, Vedanta and Sterlite Gold entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, Vedanta agreed to make an offer to all Sterlite Gold shareholders in Canada and such other jurisdictions as the Offeror determined to purchase the outstanding common shares of Sterlite Gold not already owned by it and its affiliates, on the terms and subject to the conditions set forth in the Support Agreement.

The Support Agreement contains, among other things, covenants of Vedanta relating to the making of the Offer, covenants of Sterlite Gold relating to steps to be taken to support the Offer, covenants of Sterlite Gold relating to the conduct of Sterlite Gold’s business pending the completion of the Offer, covenants of Sterlite Gold not to solicit any Acquisition Proposals (as defined therein), representations of Sterlite Gold and Vedanta and provisions relating to the payment of a fee to Vedanta in certain circumstances related to the termination of the Support Agreement and the Offer. Pursuant to the Support Agreement, Vedanta is permitted to assign all or any part of its rights and/or obligations under the Support Agreement to a wholly-owned subsidiary, provided that Vedanta remains jointly and severally liable with the assignee for any obligations under the Support Agreement. Vedanta has assigned all of its rights and obligations under the Support Agreement to Vedanta.

A copy of the Support Agreement was filed on SEDAR in the English language as Schedule B to Sterlite Gold’s Form 51-102F3 Material Change Report dated as at June 13, 2006, which is available at www.sedar.com under the profile for Sterlite Gold Ltd. A summary of the Support Agreement is contained in the Offer to Purchase and Circular dated August 25, 2006.

(h)	the names of any joint actors in connection with the disclosure required by this form:

Twin Star International Limited

(i)
in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Vedanta, through its wholly-owned subsidiary Welter, paid C$37.68 million in cash pursuant to the TSI Acquisition, representing an imputed price of C$0.258 per underlying Sterlite Gold common share.

(j)
if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of the National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues in respect of the reporting issuer's securities:

Not applicable.

* * * * *

DATED the 25th day of August, 2006.

VEDANTA RESOURCES PLC

“Kuldip Kaura”
Name: Kuldip Kaura
Title:  Chief Executive Officer

WELTER TRADING LIMITED

“Ajay Paliwal”
Name: Ajay Paliwal
Title: Director

Schedule “A”

Vedanta Resources plc 16 Berkeley Street London W1J 8DZ Tel: +44 (0) 20 7499 5900 Fax: +44 (0) 20 7491 8440 www.vedantaresources.com

25 August 2006

OFFER TO PURCHASE MAILED TO SHAREHOLDERS OF STERLITE GOLD LTD.

Vedanta Resources plc (“Vedanta”) announced today that it is mailing its take-over bid circular and offer to purchase to Sterlite Gold Ltd. shareholders. The offer to purchase is being made through Vedanta’s wholly-owned subsidiary Twin Star International Limited (“TSI”), and is being made for all of the outstanding common shares of Sterlite Gold Ltd. (TSX:SGD) (“Sterlite Gold”) not already owned by TSI at an offer price of C$0.258 in cash per common share (the “Sterlite Gold Offer”). The Sterlite Gold directors’ circular, which is being mailed with Vedanta’s offer to purchase, contains the unanimous recommendation of the Sterlite Gold board of directors that shareholders accept the Sterlite Gold Offer and tender their common shares to the Sterlite Gold Offer.

The Sterlite Gold Offer is open for acceptance until 5:00 p.m. (Toronto time) on 30 September 2006, unless withdrawn or extended, and is subject to certain conditions as set out in the offer to purchase.

At present, the offer to purchase has not been mailed to the relatively small proportion of Sterlite Gold shareholders resident in the United States. It is Vedanta’s intention to include U.S. resident shareholders in the Sterlite Gold Offer subject to securing all required regulatory approvals. Vedanta does not wish to delay making the Sterlite Gold Offer and preventing the substantial majority of Sterlite Gold shareholders resident outside the United States from considering and tendering to the Sterlite Gold Offer. Assuming that all necessary U.S. regulatory approvals are obtained, it is anticipated that the offer to purchase together with such additional information as is required under U.S. securities laws to permit the Sterlite Gold Offer to be made in the United States, will be mailed to U.S. shareholders as soon as practicable.

Vedanta originally announced its intention to make the Sterlite Gold Offer on June 13, 2006 and as part of this transaction, Vedanta entered into an agreement pursuant to which it has acquired, through its wholly-owned subsidiary Welter Trading Limited (“Welter”), the entire issued share capital of TSI, the holder of 146,039,658 common shares of Sterlite Gold representing 55.0% of Sterlite Gold’s issued and outstanding common shares, for C$37.68 million in cash prior to which neither Vedanta nor Welter owned or controlled any common shares of Sterlite Gold.

Sterlite Gold shareholders are advised to read Vedanta’s offer to purchase and circular, the directors’ circular and related documents which have been filed with the Canadian securities regulatory authorities as they contain important information. Shareholders may obtain a copy of the material (when available) on SEDAR at www.sedar.com.

Further information regarding Vedanta Resources plc or Welter Trading Limited, including a copy of the early warning report to be filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com, can be obtained by contacting:

Sumanth Cidambi Associate Director - Investor Relations Vedanta Resources plc	sumanth.cidambi@vedanta.co.in Tel: +44 20 7659 4732 / +91 22 6646 1531
Faeth Birch Robin Walker Finsbury	Tel: +44 20 7251 3801

About Vedanta Resources plc
Vedanta Resources plc is a FTSE 100 diversified metals and mining group. Its principal operations are located throughout India, with further operations in Zambia and Australia. The major metals produced are aluminium, copper, zinc and lead. For further information, please visit www.vedantaresources.com.

Disclaimer
The Sterlite Gold Offer is not being, and will not be, made in any jurisdiction where not permitted by law. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be, any sale of securities in any jurisdiction in which the Sterlite Gold Offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains “forward-looking statements” - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” This information is based upon certain material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including that the Sterlite Gold Offer will be made to United States shareholders. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, our financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. This list is not exhaustive of the factors that may affect any of our forward-looking statements contained in this release. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update our forward-looking statements.